Torray LLC
7501 Wisconsin Ave, Suite 750W
Bethesda, MD 20814
(301) 493-4600

April 9, 2021

VIA EDGAR CORRESPONDENCE

Mr. Kenneth Ellington
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting Office
100 F. Street, N.E.
Washington, DC 20549

Re:	The Torray Fund Financial Statement Review – NCSR Filing December 31, 2020 File No. 811-06096

Dear Mr. Ellington:

On behalf of the Torray Fund (the “Fund”), which filed its annual Form N-CSR with the Commission on March 3, 2021, I wish to respond to the comments on the Financial Statements that you recently provided to me by telephone on March 26, 2021. The proposed responses on behalf of the Fund to each of the comments are set forth below.

1.	Significant Sector Investments

Comment: The Fund has a significant percentage of net assets invested in the financials sector at year end, however, the most recent prospectus does not include sector risk specific to the financial sector. Sector risk should be included in the prospectus if a fund has a significant amount of its net assets invested in a single sector. If the Fund consistently focuses in a particular sector, e.g., a period of 3 or more years, please explain why the identification of the sector, including the strategies and risks of investing in that sector, are not disclosed in the summary prospectus.

Response: In response to a prior 2018 comment regarding significant sector investments, Torray had added sector risk disclosure narrative to the Prospectus and added a more detailed disclosure specific to the financials sector within Note 8 of the Fund’s annual report. In response to current comment, the Fund intends to add a more specific financials sector disclosure to the Prospectus as part of the upcoming annual update and in the future as applicable.

2.	Significant Ownership

Comment: The staff noted disclosure of significant ownership in the Fund per review of the financial statements. Please explain how large shareholder/ shareholder concentration risk is addressed in the summary and statutory prospectus.

Response: The Fund responds by supplementally providing that as of December 31, 2020, the total 23.5% of the Fund owned by the Trust’s Officers, Trustees, and affiliated persons and their families included investments from across a total of 41 shareholder accounts of varying size.  The Fund believes that affiliated ownership aligns management’s interests with those of its shareholders. Disclosure related to the risks associated with shareholder concentration will be added to the Fund’s prospectus in future updates as follows:

Share Ownership Concentration Risk.    To the extent that a significant portion of the Fund’s shares are held by a limited number of shareholders or their affiliates, there is a risk that the share trading activities of these shareholders could disrupt the Fund’s investment strategies, which could have adverse consequences for the Fund and other shareholders (e.g., by requiring the Fund to sell investments at inopportune times or causing the Fund to maintain larger-than-expected cash positions pending acquisition of investments).

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Mr. Kenneth Ellington
Division of Investment Management, Disclosure Review and Accounting Office
April 9, 2021

Please be advised that the Fund intends to reflect these updates in future regulatory filings, as applicable.

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Fund, with respect to the foregoing, that:

•	the Fund is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•
SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Fund may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Thank you again for your assistance with this matter.

Please do not hesitate to contact the undersigned by telephone at (301) 493-4600 or via e-mail at skellogg@torray.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Suzanne E. Kellogg Chief Compliance Officer